

January 21, 2011

<u>VIA U.S. Mail and Facsimile</u>

Thomas S. Bianco
Chief Financial Officer
3700B Tachevah Road, Suite 117
Palm Springs, CA 92262

> **Re: Attune RTD**
> **Item 4.01 Form 8-K**
> **Filed January 19, 2011**
> **File No. 1-12497**

Dear Mr. Bianco:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated January 14, 2011

1. We see you have not filed the Exhibit 16 letter from the predecessor auditors as required by Item 304(a)(3) of Regulation S-K. Please file a complete amendment including the letter from the predecessor auditors in Exhibit 16.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kristin Lochhead, Staff Accountant at (202) 551-3664 or me at (202) 551-3676. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief